Exhibit (a)(1)(K)

Option Exchange Program:  Option Exchange Modeling Tool

INSTRUCTIONS:  Only the fields highlighted in YELLOW are to be completed.  When these fields are competed, this spreadsheet calculates the number of restricted stock rights the employee will receive upon exchange and the break-even share price at which the value of the number of restricted stock rights received upon exchange will equal the stock option profit at exercise (i.e. the difference between the fair market value at exercise and the exercise price paid by the employee). No values will be displayed if the grant date and the option price entered do not correspond to an option grant that is eligible for the exchange program, or if these values are not entered in the format indicated. Please note disclaimer below.

Zoran Share Price at the Date of Exchange:

Grant Date (Enter in Format: mm/dd/yyyy)	Option Price (Enter in Format: $xx.xxxxx)	Number of Unexercised Options Outstanding at this Price	Remaining Term of your Outstanding Stock Options (in Years)	Exchange Ratio (Options Exchanged per Restricted Stock Right Granted)	Number of Restricted Stock Rights Received upon Exchange	Grant-Date Value of Restricted Stock Rights Received upon Exchange[1]	“Break-Even” Share Price[2]	Annualized Share Price Growth Rate Required for Break Even[3]

Totals		0			0	$0

1                    Value calculated at the Zoran Share Price at the Date of Exchange entered above.

2                    The price that Zoran common shares would need to reach by the option expiration date to result in an option profit equal to the value, on the same date, of the restricted stock rights that would be granted in exchange for the option award.

3                    The annualized rate of growth in the price of Zoran shares required to reach the “break-even” share price at the end of the remaining term of the stock options, calculated based on the Zoran Share Price at the Date of Exchange entered above.

This model is provided for illustrative purposes only, and Zoran makes no assertions regarding its accuracy or appropriateness for your particular circumstances.  It has inherent limitations and does not take into account a number of factors that may be important to your decision, such as income and employment tax effects, subsequent changes in the market price of Zoran’s common stock, the impact of vesting and your personal financial, tax and employment circumstances.  This model is not intended to provide any advice as to whether you should or should not participate in the offer.  You should discuss the analysis applicable to your options with your own tax and financial advisors prior to accepting or rejecting the offer.

Description of Fields

Zoran Corporation Option Exchange Modeling Tool

Cells	Heading	Description
E9	Zoran Share Price at the Date of Exchange	Input field: User’s assumption for Zoran share price at the date of exchange.

B12 - B17	Grant Date	Input field: Grant date of User’s outstanding stock options

C12 - C17	Option Price	Input field: Exercise price of User’s outstanding stock options corresponding to grant date entered in column B

D12 - D17	Number of Unexercised Options Outstanding at this Price	Input field: Number of User’s unexercised options outstanding at the exercise price entered in column C

E12 - E17	Remaining Term of your Outstanding Stock Options (in Years)	Calculated field: Remaining term of stock option identified in Columns B and C as of October 2005 calculated based on option expiration date supplied by Zoran Corporation

F12 - F17	Exchange Ratio (Options Exchanged per Restricted Stock Right Granted)	Number of option shares in stock option grant identified in Columns B and C exchanged for each restricted stock right share based on option exchange ratios determined by Zoran Corporation

G12 - G17	Number of Restricted Stock Rights Received upon Exchange

Calculated Field: Number of shares of restricted stock rights to be granted in exchange for stock options identified in columns B and C based on the number of outstanding unexercised options input in Column D and the exchange ratio in column F

H12 - H17	Grant-Date Value of Restricted Stock Rights Received upon Exchange	Calculated field: The value of the number of restricted stock rights to be granted upon exchange as calculated in column G at the user-assumed share price input to cell E9

I12 - I17	“Break-Even” Share Price

Calculated field: The price that Zoran common shares would need to reach by the option expiration date supplied by Zoran Corporation for the option identified in columns B and C to result in an option profit equal to the value, on the same date, of the number of shares of restricted stock rights that would be granted in exchange for the option award calculated in column G

J12 - J17	Annualized Share Price Growth Rate Required for Break-Even

Calculated field: The annualized rate of growth in the price of Zoran shares required to reach the “break-even” share price calculated in column I at the expiration date supplied by Zoran Corporation of the stock options identified in columns B and C, calculated based on the user-assumed Zoran Share Price at the Date of Exchange entered in Cell E9.

Description of Fields

Zoran Corporation Option Exchange Modeling Tool

Cells	Heading	Description
D18	Total: Number of Unexercised Options Outstanding at this Price	Calculated field: Total of amounts entered in cells D12 - D17 by user

G18	Total: Number of Restricted Stock Rights Received upon Exchange	Calculated field: Total of amounts calculated in cells G12 - G17

H18	Total: Grant-Date Value of Restricted Stock Rights Received upon Exchange	Calculated field: Total of amounts calculated in cells H12 - H17